EXHIBIT 1.1

COSAN S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE) 35.300.177.045 | CVM Code 19836

 BYLAWS

CHAPTER I - NAME, HEAD OFFICES, PURPOSE AND TERM

Article 1 - Cosan S.A. (“Company”) is a corporation governed by the provisions of these Bylaws (“Bylaws”) and applicable legal provisions.

Paragraph 1 - As the Company was accepted at the Novo Mercado (“Novo Mercado”) of the B3 S.A. Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, managers and members of the Fiscal Council, if instated, shall be subject to the provisions of the Novo Mercado Rules (“Novo Mercado Rules”).

Paragraph 2 – The Company, its directors, officers and shareholders shall comply with the provisions of the Regulations for Listing of Issuers and Admission of Securities for Trading, including the rules on removal and exclusion of securities admitted for trading in the organized markets operated by B3, and will perform their activities following the highest integrity and ethical standards.

Article 2 – The Company’s headquarters and jurisdiction are located in the City and State of São Paulo, and it may install, maintain and close branches, agencies, offices or representative offices, in any other part of Brazil or abroad, as resolved by the Board of Executive Officers.

Article 3 - The Company’s purposes are to (i) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (ii) distribute fuels in general and trade oil byproducts; (iii) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (iv) provide logistics and port services, as well as technical, administrative and financial advisory services; (v) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (vi) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (vii) farming and livestock activities in proprietary or third-party-owned lands; (viii) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (ix) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (x) render technical services related to the activities mentioned above; (xi) hold equity interest in other companies; and (xii) processing and trading of fuel gases.

Sole Paragraph - The activities described in the Company’s purpose may be carried out in Brazil or abroad, directly, or through its subsidiaries, or also through equity interest held in other companies.

Article 4 - The Company’s duration is indeterminate.

 CHAPTER II - CAPITAL STOCK AND SHARES

Article 5 – The Company’s fully subscribed and paid-in capital is R$8,182,738,100.99 (eight billion, one hundred and eighty-two million, seven hundred and thirty-eight thousand, one hundred reais and ninety-nine cents), divided into 1,866,570,932 (one billion, eight hundred and sixty-six million, five hundred and seventy thousand, nine hundred and thirty-two) registered, book-entry common shares without par value.

Paragraph 1 - Capital stock shall be exclusively represented by common shares, and each common share entitles the holder thereof to one (1) vote in each resolution of the Shareholders’ Meetings of the Company.

Paragraph 2 - The Company may not issue preferred shares.

Paragraph 3 - The Company shall not issue founder’s shares.

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Paragraph 4 - The Company shares shall be held in a trust account, on behalf of their holders, at a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”), with which the Company maintains a ruling custody agreement, without issuing certificates. The trustee may charge the shareholders the service costs for the transfer and registry of their respective book-entry share ownership, as well as for the service costs related to the shares held in custody, pursuant to the maximum limits set forth by the CVM.

Paragraph 5 – Except as provided for in Paragraph 6 of this Article 5 and Paragraph 1 of Article 6 below, shareholders have preemptive rights, at the proportion of the number of shares held thereby, in the subscription of new shares, convertible debentures or warrants issued by the Company, observing the legal term to exercise the preemptive right.

Paragraph 6 – Shareholders shall not have the preemptive right (i) in convertible debentures; (ii) in warrants convertible into shares; and (iii) in the granting and exercise of call option or subscription of the Company’s shares.

Paragraph 7 – The reimbursement amount due to dissenting shareholders who exercised the withdrawal right in the assumptions provided for by Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”) is determined by dividing the net worth, as verified in the latest parent company financial statements approved at the Shareholders’ Meeting, by total number of shares issued by the Company, excluding treasury shares.

Article 6 - The Company is authorized to increase its capital stock up to the limit of nine billion Reais (R$9,000,000,000.00), regardless of amendment to the Bylaws, upon resolution of the Company’s Board of Directors, by issuing new common shares or by means of capitalization of profits or reserves, issuing or not issuing new shares.

Paragraph 1 – The Board of Directors has the authority to establish the number of shares to be issued, for distribution in Brazil or abroad, whether through public or private issue, payment price and term and other issue, subscription and payment conditions within the authorized capital stock, as well as to resolve on the exercise of preemptive right, in accordance with legal standards and these Bylaws, mainly as set forth in Article 172 of the Brazilian Corporation Law.

Paragraph 2 - The Company may issue shares or convertible debentures or warrants, within the limit of authorized capital, without the granting of preemptive right to shareholders or with reduction of the period to exercise such preemptive right as provided for in Article 171, Paragraph 4 of the Brazilian Corporation Law, provided that the issuance is made through (a) sale at stock exchange or through public subscription, or (b) share swap in a tender offer, as provided for by laws.

Paragraph 3 - Within the limit of the authorized capital stock, and in accordance with the plan approved by the Shareholders’ Meeting, the Board of Directors may authorize the Company to grant call options or share subscription to its managers and employees, as well as to individuals that provide services to the Company or entities under direct, indirect or shared Company’s control, without preemptive right to shareholders and pursuant to the plan approved at the Shareholders’ Meeting.

Article 7 - Every shareholder, Group of Shareholders or holder of American Depositary Shares (ADSs) undertakes to disclose, by means of communicating to the Company if their direct and/or indirect participation in shares, American Depositary Shares (ADSs), rights over shares, Other Rights of a Corporate Nature and other securities issued by the Company exceeds the levels of two point five percent (2.5%), five percent (5%), seven point five percent (7.5%), ten percent (10%) and so on.

Paragraph 1 - The Company will send the above information to the stock exchanges on which its securities are traded and to CVM, under the terms of the applicable legislation, from the attainment of a stake equivalent to five percent (5%) and the subsequent shares that come to exceed multiples of two and a half percent (2.5%) of the securities mentioned in the caput and in the second paragraph below.

Paragraph 2 - Holders of debentures convertible into shares, subscription bonus and stock option will have the same duty to ensure their holders the acquisition of shares in the percentage provided for in this Article 7.

Paragraph 3 – The violation of the provisions of this Article shall subject the infringer(s) to the penalty of suspension of shareholder rights, pursuant to Article 120 of the Brazilian Corporation Law.

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CHAPTER III - SHAREHOLDERS’ MEETINGS

Article 8 - The Shareholders’ Meeting duly called and instated in accordance with applicable legislation and provisions of these Bylaws, has powers to decide all the matters related to the Company’s purposes and to take all the appropriate resolutions to the defense and development of such purposes.

Article 9 - The Shareholders’ Meeting shall meet (a) on an ordinary basis, once a year, within the first four (4) months after the end of each fiscal year, to decide on the matters set forth in the Article 132 of the Brazilian Corporation Law, and (b) on an extraordinary basis, whenever deemed necessary in accordance with the corporate interests, and under legal provisions and these Bylaws.

Article 10 - The Shareholders’ Meeting shall be called by the Chairman of the Board of Directors or, in the event of his absence, by a member appointed by him, and in the event of impediment, by the Vice Chairman of the Board of Directors or in the event of absence or impediment of Vice Chairman, by two (2) Board members jointly.

Paragraph 1 - The Shareholders’ Meeting may also be called by persons indicated in the Sole Paragraph of Article 123 of the Brazilian Corporation Law, in the cases indicated therein.

Paragraph 2 - The first call of the Shareholders' Meeting shall be made, at least, twenty- one (21) days in advance of the date scheduled for the Shareholders’ Meeting, such period starting as from the publication of the first call notice that shall inform the place, date, time and agenda of the meeting. In case the Shareholders’ Meeting is not installed after the first call, a second call notice shall be published, at least, eight (8) days in advance.

Article 11 - The Shareholders’ Meeting shall be instated and presided over by the Chairman of the Board of Directors (or by the person indicated by him/her), who shall appoint the secretary to the Shareholders’ Meeting. In the absence of the Chairman of the Board of Directors, the Shareholders’ Meeting shall be instated and presided over by the Vice Chairman of the Board of Directors. In the absence of the Vice Chairman of the Board of Directors, the Shareholders’ Meeting shall be instated and presided over by the director who has the greatest number of consecutive terms of office, or in the absence, by any other Board member or officer to be appointed by the majority of the votes of the shareholders attending the Shareholders’ Meeting or represented by proxy, and the Chairman of the Shareholders’ Meeting shall appoint his/her secretary.

Article 12 - In order to participate and vote in the Shareholders’ Meeting, the shareholder must evidence such capacity presenting its identity card and a receipt issued by the trustee (original or facsimile copy), at least, two (2) business days before the Shareholders’ Meeting. The shareholders represented by their attorneys-in-fact shall present the proxies within the same period and in the same manner, indicated above. The original documents referred to by this Article, or their copies regardless of certification or legalization of signatures shall be submitted to the Company before the Shareholders’ Meeting is called to order.

Sole Paragraph – Shareholders may attend the Shareholders’ Meeting by means of the remote voting form, observing the provisions of prevailing rules.

Article 13 - Without prejudice to other matters provided for by the Brazilian Corporation Law and these Bylaws, it shall be incumbent upon the Shareholders’ Meeting: (i) to appoint and dismiss the members of the Board of Directors and the members of the Fiscal Council, if instated; (ii) to establish the global compensation of members of the Board of Directors and Board of Executive Officers, as well as the compensation of the Fiscal Council, if instated; (iii) to decide on the allocation of net income for the year and the distribution of dividends, in accordance with Management’s proposal; (iv) to decide on the filing for court-supervised and out-of-court reorganization, or the filing for voluntary bankruptcy by the Company; (v) to resolve on the dissolution or liquidation of the Company; (vi) to appoint the liquidator, as well as the Fiscal Council, which shall operate during the liquidation period; (vii) to amend the corporate purposes and/or any amendment to these Bylaws; and (viii) to resolve on the deregistering as a publicly-held company at the CVM.

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CHAPTER IV – MANAGEMENT

Section I - General Provisions

Article 14 - The Company is managed by the Board of Directors and the Board of Executive Officers in accordance with applicable laws and as provided for by these Bylaws. The members of the Board of Directors shall be elected at the Shareholders’ Meeting and members of the Board of Executive Officers shall be elected by the Board of Directors.

Paragraph 1 - Managers shall be vested in office by means of the signature by vested Manager of the instrument of investiture drawn up in the Company’s records, which shall provide for his submission to the arbitration clause referred to in Article 39 hereof, exempting any management pledge.

Paragraph 2 - The investiture of members of the Board of Directors and Board of Executive Officers, which will not require any guarantee, will be conditioned on adherence to the Policy on Disclosure of Material Information and Securities Trading adopted by the Company, which consolidates the rules on disclosure of material information of the Company to investors and the use of such information by the Company itself, as well as compliance with the legal requirements applicable, as well as adhesion to other internal policies of the Company, especially the Code of Conduct, Anticorruption Policy and Human Rights Policy. The directors and officers will, immediately after investiture in their position, inform B3 of the quantity and characteristics of the securities issued by the Company that they hold directly or indirectly, including derivatives.

Paragraph 3 – The positions of Chairman of the Board of Directors and Chief Executive Officer or top executive of the Company cannot be cumulated by the same person.

Article 15 - The Management compensation shall be established at the Shareholders’ Meeting. The Board of Directors shall resolve on the allocation of such compensation between board members and executive officers.

Section II – Board of Directors

Article 16 - The Board of Directors shall consist of, at least, five (5) and at most, twenty (20) members, to be elected and removed from office at the Shareholders’ Meeting, with two (2) year combined term of office and reelection is allowed.

Paragraph 1 - The end of the term of office of Board members shall coincide with the date of the Annual Shareholders' Meeting of the Company to be held two (2) years after their election.

Paragraph 2 - At each Annual Shareholders’ Meeting whose agenda is to resolve on the election of the Board of Directors, shareholders shall decide on the number of sitting Board members to be elected at that meeting to compose the Board of Directors in respective term of office.

Paragraph 3 – Of Board of Directors’ members, at least, two (2) or twenty percent (20%), whichever is greater, shall be independent board members, as defined by the Novo Mercado Rules, and the characterization of those appointed to the Board of Directors as independent board members shall be resolved at the Shareholders’ Meeting electing them.

Paragraph 4 – If due to the observance of percentage defined in Paragraph above, the result is a fractional number, the Company shall round off to the integer number immediately above.

Paragraph 5 - The Board members shall remain in their offices and performing their duties until their alternates’ investiture, except in case otherwise decided at the Shareholders’ Meeting.

Paragraph 6 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, which shall be appointed by the Board of Directors, on the first meeting after the Shareholders’ Meeting that resolves the election of the Board of Directors.

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Article 17 - In the event of a temporary absence of the Chairman, his/her duties shall be performed by the Vice Chairman. In the event of a temporary absence of the Vice Chairman, his/her duties shall be performed by a sitting Board member appointed by other members for such purpose. In the event of absence or temporary impediment of any other Board member, his/her duties shall be performed by another Board member to whom the absent member has granted powers for such purpose, or, in the event the absent member has not granted powers to any other member, by sitting member appointed by other Board members for such purpose. In any event where there is no agreement, the director with the greatest number of consecutive terms of office will assume the role of President.

Sole Paragraph - In the event of vacant position of any Board member, the Chairman, or whoever is performing his/her duties, shall appoint an alternate who shall serve until the Shareholders’ Meeting at which a new member shall be elected and his term of office shall take effect until the end of combined term of office of other Board members. In the event of a simultaneous vacancy in Chairman and Vice Chairman positions, the remaining Board members shall call for a Shareholders’ Meeting to appoint their alternates. For purposes of this Article, the vacancy occurs in cases of dismissal, decease, resignation, evidenced impediment, disability or unjustified absence in more than three (3) consecutive meetings.

Article 18 - The Board of Directors shall meet ordinarily four (4) times a year, and extraordinarily whenever called by the Chairman or the Vice Chairman of the Board of Directors or by the decision of the majority of its members or, also, as requested by the Board of Executive Officers. To be valid, the call notice shall be made, at least, eight (8) days in advance and shall indicate the date, time and place of the meeting, which shall be held at the Company’s head offices or any other place to be informed upon call notice, jointly with the items of the agenda.

Paragraph 1 - The call notice is exempted if all Board members attend the meeting.

Paragraph 2 – The Board members may be called through registered mail (return-receipt requested), facsimile or electronic mail.

Article 19 - The meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors or, during his/her absence, by whom he/she appoints and, in case of impediment, by the Vice Chairman of the Board of Directors (or, in the absence of the Vice Chairman, by another member appointed by the majority vote of other Board members). The meetings shall be instated with the attendance of the majority of sitting members of the Board of Directors. A Board member may be represented at the meetings by another Board member to whom powers have been granted for such purpose and may forward his/her vote in writing, including via facsimile.

Sole Paragraph - The directors may participate in the meetings via conference call or videoconference, provided that such possibility is indicated in the call notice of the meeting. In this case, the minutes of the meeting will be submitted via email or the communication platform of the Board of Directors to the directors that participate in such manner.

Article 20 - Each Board member shall be entitled to one (1) vote at the Board of Directors meetings, whether personally or by appointed proxy, who shall submit specific power of attorney for the meeting called and the written vote of the absent Board member, including his respective justification. The Board members' votes forwarded in writing before the meeting shall be considered valid. The decisions at the meeting shall be valid in case approved by the majority of the Board members attending the meeting. Resolutions shall be drawn up in the minutes and in the Minutes Book of the Board of Directors Meetings and, whenever such decisions have effects before third parties, the minutes summary shall be filed at the appropriate board of trade and published.

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Article 21 - It is incumbent upon the Board of Directors to: (i) elect and dismiss the members of the Board of Executive Officers and establish their duties, including the Investor Relations Officer; (ii) establish the guidelines of the Company’s business and of the business of any of its Controlled Companies; (iii) approve the working plan and annual budgets, the investment plans and the new expansion programs of the Company and its Controlled Companies, including acquisitions, as well as follow-up their implementation; (iv) supervise the officers tenure examining at any time the minutes, books and documents of the Company and its Controlled Companies, requesting any information on executed agreements, agreements to be executed or any other acts; (v) call for Shareholders’ Meeting, in accordance with Articles 8 and 10 above, whenever necessary or required by law or in accordance with these Bylaws; (vi) render an opinion on the Management report and accounts submitted by the Board of Executive Officers and annual and/or interim financial statements and suggest the allocation of the net income for each year; (vii) decide on the issuance of shares or warrants, within the limit of the authorized capital; (viii) authorize the Company’s acquisition of its own shares (a) to be held in treasury, canceled and/or subsequently sold; or (b) donation; (ix) authorize the Company shares redemption, reimbursement or amortization transactions as provided for by laws; (x) authorize the acquisition of shares issued by the Company when the capital stock decrease is resolved through reimbursement in cash of part of the shares value and the market price of these shares is lower than or equivalent to the amount to be reimbursed; (xi) decide on the issuance of debentures, convertible or not into shares (pursuant to Article 6, Paragraph 1 of these Bylaws in relation to the issuance of convertible debentures), and promissory notes for public offering in accordance with the applicable law; (xii) appoint and discharge the Company’s independent auditors; (xiii) authorize new loans and financings in an aggregate amount greater than sixty million Reais (R$60,000,000.00), except for refinancing, renewal or amendment to loans and financing operations previously taken out by the Company, which shall be approved by the Board of Executive Officers; (xiv) authorize the disposal of or the creation of liens on the permanent assets of the Company or any of its Controlled Companies in an aggregate amount greater than sixty million Reais (R$60,000,000.00); (xv) authorize the tendering of security interest or personal guarantee of any nature by the Company to third-party obligations, of any amount, exempting previous approval when refers to (a) suretyship in lease agreements entered into by employees or officers; and (b) the third party is an entity of the Company’s economic group, in these assumptions, the prohibition provided for in Article 26 hereof shall not apply; (xvi) authorize the performance of acts which result in the waive of rights by the Company in an aggregate amount greater than sixty million Reais (R$60,000,000.00); (xvii) establish the general conditions and authorize the execution of agreements by the Company in an aggregate amount greater than sixty million Reais (R$60,000,000.00); (xviii) render an opinion on the matters submitted by the Board of Executive Officers for its resolution or to be submitted to the Shareholders’ Meeting; (xix) decide on the shutting down of the Company’s activities or any of its Controlled Companies; (xx) at any time request the examination of any matter regarding the business of the Company and its Controlled Companies beyond the exclusively incumbency of the Shareholders’ Meeting; (xxi) decide on any transaction above five hundred thousand Reais (R$500,000.00) between, on the one hand, the Company (or any of its Controlled Companies) and on the other hand, any direct or indirect controlling shareholders; (xxii) propose the allocation to be given to the remaining balance of each year’s income at the Shareholders’ Meeting; (xxiii) declare interim dividends, as well as interest on capital in accordance with the provisions of the Brazilian Corporation Law and applicable legislation, subject to the approval of the Annual Shareholders’ Meeting; (xxiv) select the first-rate specialized institution or company to prepare the economic value report referred to in article 37, paragraph 4, item (i) of these Bylaws; (xxv) approve the engagement of trustee for rendering of bookkeeping services of the book-entry shares; (xxvi) define the variable compensation of the Management; (xxvii) determine the hiring or the appointment of executives to compose or assist the Company’s Management; (xxviii) agree or disagree with any tender offer for the acquisition of Company shares through substantiated opinion, disclosed fifteen (15) days as of the publication of tender offer notice, which shall include at least (a) the convenience and the appropriateness of the tender offer as to the interest of the Company and group of shareholders, inclusive in relation to the price and the potential impacts for the liquidity of securities issued thereby; (b) the strategic plans revealed by offeror in relation to the Company; (c) alternatives to the acceptance of the tender offer for acquisition of shares available in the market; and (d) other issues the Board of Directors deems relevant, as well as the information required by applicable rules established by the CVM; (xxix) express their intent prior to exercising the Company’s right to vote in Shareholders’ Meetings of corporations in which the Company holds shareholding interest and/or Subsidiaries; (xxx) name, invest, remove, accept resignation from and substitute members of the Audit Committee, in accordance with effective regulations; (xxxi) set, through the People and Nominating Committee, the compensation of members of the Audit Committee, in addition to the annual budget or by projects allocated to covering expenses for the functions of the Audit Committee, including the cost of hiring service providers and external consultants; (xxxii) examine and approve internal regulations, as well as operational rules, for the functioning of the Audit Committee; (xxxiii) meet whenever necessary with the Audit Committee; (xxxiv) examine and evaluate annual reports of the Audit Committee; and (xxxv) except for administrative policies (internal policies) which will be the sole responsibility of the Board of Executive Officers, to approve and review the code of conduct, applicable to all employees and managers of the Company and the corporate policies of the Company, including the (a) Related Party and Conflict of Interest Policy; (b) Risk Management Policy; (c) Securities Trading and Information Disclosure Policy; (d) Policy on Nomination of Member of the board of Directors, Advisory Comittees to the Board of Directors and Statutory Board of Executive Officers; (e) Compensation Policy; (f) Anti-Harassment and Anti-Discrimination Policy; (g) Human Rights Policy; (h) Sustainability Policy; (i) Indemnity Policy; (j) Anti-Corruption Policy; (k) Prevention of Money Laundering and Terrorist Financing Policy; (l) Relationship with Public Authorities Policy; (m) Antitrust Policy; (n) Gifts and Hospitality Policy; (o) Donations and Sponsorship Policy; (p) Earnings Allocation Policy; and (q) Independent Auditor and Non-Audit Services Hiring Policy.

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 Section III – Board of Executive Officers

Article 22 - The Board of Executive Officers shall consist of, at least, three (3) and at most eight (8) members, one (1) Chief Executive Officer, one (1) Chief Legal Officer; one (1) Chief Financial Officer; one (1) Investor Relations Officer; and up to four (4) Executive Officers without a specific title, and any officer may cumulate more than one position.

Paragraph 1 - The term of office of executive officers shall be two (2) years. Reelection is allowed.

Paragraph 2 - Officers shall remain in their positions until the investiture of their alternates unless otherwise resolved by the Board of Directors.

Paragraph 3 - In the event of the absence or temporary impediment of any executive officer, the Board of Directors shall appoint the substitute of this temporarily absent officer.

Paragraph 4 - In the event of a vacancy of any officer position, a new member shall be elected at the next meeting of the Board of Directors, which shall be held within no later than thirty (30) days after such vacancy. For the purposes of this Article, the vacancy shall occur in the event of dismissal, decease, resignation, evidenced impediment, disability or unjustified absence for more than thirty (30) consecutive days.

Article 23 - The Board of Executive Officers shall meet whenever called by any of its officers. The meetings are instated with the attendance of the majority of executive officers. Each officer is entitled to one (1) vote at the meetings. The decisions of the Board of Executive Officers are valid if approved by the majority of the officers attending the meeting. In the event of a tie vote, the Chief Executive Officer, exclusively, shall have the casting vote.

Sole Paragraph - The minutes of the meetings shall be registered at the Minutes Book of the Board of Executive Officers’ Meetings.

Article 24 - The Company shall be managed by the Board of Executive Officers, who have full powers to manage its corporate business, in accordance with its attributions and subject to the provisions set forth by laws and these Bylaws.

Paragraph 1 - Without prejudice to the provisions in the caput of this Article 24, the Board of Executive Officers shall: (i) decide on all matters which are not the exclusive incumbency of the Shareholders’ Meeting or the Board of Directors; (ii) hire and dismiss employees, set the personnel salary levels and create and extinguish job positions; (iii) prepare investment plans and operation budgets; (iv) compromise, waive, execute agreements and make commitments, take out loans, allocate funds, acquire or dispose of assets and property, grant sureties or other guarantees, in accordance with provisions of Article 25 below; (v) prepare half-yearly or interim balance sheets, whenever required; (vi) prepare the report and financial statements for each year; (vii) decide on the opening  and maintenance of branches, subsidiaries, agencies, offices or representative offices of the Company in any part of Brazil or abroad; (viii) monitoring the preparation or revision of the Company's corporate policies, analyzing and issuing recommendations to the Board of Directors on such proposals; and (ix) resolving on the preparation, revision or revocation of administrative policies (internal policies), applicable to all employees, directors and officers of the Company, except for those within the exclusive authority of the Board of Directors.

Paragraph 2 – Each executive officer shall have exclusively the following attributions:

(i) Chief Executive Officer: (a) to implement and cause the implementation of the decisions of the Shareholders’ Meeting and the Board of Directors; (b) to determine and cause the implementation of the policies, strategies, budgets, investment projects and other conditions of the Company’s business plan; (c) to coordinate the activities of the other officers, in compliance with the specific attributions set forth in these Bylaws; (d) to preside over the Board of Executive Officers’ meetings; and (e) to permanently coordinate the performance of other executive officers, establishing the corporate, legal, political and institutional guidelines in the development of the Company’s activities; (ii) Chief Legal Officer: (a) to organize, control, coordinate and supervise the Company’s legal issues concerning their technical, operational, institutional and strategic aspects; and (b) to organize, control, coordinate and supervise the engagement of external professionals related to legal services; (iii) Chief Financial Officer: (a) to plan, implement and coordinate the financial policy of the Company, besides organizing, elaborating and controlling the Company’s economic budget; (b) plan and execute management policies in his area of expertise; (c) plan, execute and manage merger & acquisition operations to be carried out by the Company, as well as ensure the regular execution and compliance with the agreements deriving from these operations; and (d) to represent the Company, in Brazil and abroad, before authorities, financial institutions or companies involved in merger & acquisition operations; (iv) Investor Relations Officer:(a) to coordinate, administer, manage and supervise the capital market relations, represent the Company before shareholders, investors, market analysts, the CVM, stock exchanges, the Brazilian Central Bank and other authorities related to the capital markets activities, in Brazil or abroad; (b) to provide all the information required by laws and stock market regulation; and (c) plan and execute management policies in his area of expertise; and (v) Executive Officers: to perform the duties attributed by the Board of Directors or by the Chief Executive Officer, in order to execute the Company’s purposes.

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Article 25 – The Company shall be represented as plaintiff or defendant, in or out of court, in accordance with the following criteria: (i) at shareholders’ or quotaholders’ meetings of companies if which the Company is shareholder or quotaholder, by two (2) executive officers jointly, one of them the Chief Executive Officer, through previous authorization from the Board of Directors, which shall indicate the type of vote to be cast; (ii) in the acts or transactions that create obligations to the Company or relieve third parties from obligations due to the Company, (a) by two (2) executive officers jointly, involving an aggregate amount of up to fifteen million Reais (R$15,000,000.00); (b) by two (2) executive officers jointly, one of them the Chief Executive Officer, involving an aggregate amount greater than fifteen million Reais (R$15,000,000.00) and up to sixty million Reais (R$60,000,000.00); and (c) by two (2) executive officers jointly, one of them the Chief Executive Officer, through previous authorization of the Board of Directors, involving an aggregate amount greater than sixty million Reais (R$60,000,000.00); (iii) the granting of power of attorney (a) by two (2) executive officers jointly, when the power of attorney has no value or when it involves an aggregate amount of up to fifteen million Reais (R$15,000,000.00); (b) by two (2) executive officers jointly, one of them the Chief Executive Officer, when the power of attorney involves an aggregate amount above fifteen million Reais (R$15,000,000.00) up to sixty million Reais (R$60,000,000.00); and (c) by two (2) executive officers jointly, one of them the Chief Executive Officer, by means of a previous authorization of the Board of Directors, when the power of attorney involves aggregate amount higher than sixty million Reais (R$60,000,000.00); and (iv) in other acts or transactions, by two (2) executive officers jointly.

Paragraph 1 – In cases indicated in items (i), (ii) and (iii) of the caput of this Article 25, the Board of Directors may allow that any executive officer or attorney-in-fact empowered as provided for by this Article to represent the Company in such acts or operations.

Paragraph 2 – Except for the powers of attorney for legal purposes, other powers of attorney granted by the Company shall contain specific powers and have determined the duration, and the powers of an attorney whose effectiveness term has its expiration expressly connected to the practice of act or transaction to which these are specifically granted.

Paragraph 3 - The powers of attorney granted for legal purposes, except if expressly revoked, are granted by the Company for the duration of the proceedings.

Article 26 - The acts practiced by any Board member, executive officer, attorneys-in-fact or employees in business not pertaining the Company’s purposes, including the tendering of sureties, endorsement or any other guarantees not related to the corporate purposes or in violation of the provisions herein are expressly void and null and not binding to the Company.

CHAPTER V – MANAGEMENT ANCILLARY BODIES

Article 27 – The Company shall have two statutory committees, namely, the audit committee (“Audit Committee”) and people and nominating committee (“People Committee”), which are advisory bodies directly reporting to the Board of Directors, with duties and responsibilities set forth in prevailing rules and respective charters.

Paragraph 1 – The Board of Directors may create additional committees to assist the Company’s management, with restricted and specific objectives and determinate duration, designating their respective members.

Paragraph 2 – The same obligations and prohibitions imposed by law, these Bylaws, Novo Mercado rules to the Company’s Management shall apply to members of the Audit Committee, People Committee, and other committees to be created by the Board of Directors to assist the Company’s management.

Article 28 – The Audit Committee carries out its duties in observance to the provisions of these Bylaws, its charter and applicable CVM and B3 rules, and its resolutions are merely opinionative, not bound to the Board of Directors’ resolutions.

Article 29 - The Audit Committee shall be composed of, at least, three (3) members, in its majority independent members, elected by the Board of Directors for a two-(2) year term of office, renewable at the discretion of the Board of Directors, observing the limits provided for by laws or applicable rules.

Paragraph 1 – The composition of the Audit Committee shall observe the following:

(i)	at least, one (1) member shall be an independent board member, pursuant to the Novo Mercado Rules;
(ii)	at least, one (1) member shall have recognized experience in corporate accounting;
(iii)	as members of the Audit Committee is forbidden the participation of the Company’s executive officers, its controlled companies, controlling shareholders, associated companies or companies under common control; and
(iv)	the same member of the Audit Committee may cumulate both characteristics provided for in the Novo Mercado Rules.
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Paragraph 2 – The Audit Committee shall have a coordinator whose activities will be defined in the Audit Committee’s charter, as approved by the Board of Directors.

Paragraph 3 - The duties of the Audit Committee include those laid out in effective regulations and its charter, namely: (i) provide an opinion on the hiring or removal of an independent auditor to prepare an external, independent audit or any other service; (ii) oversee activities: (ii.1.) of independent auditors, to evaluate: (ii.1.1.) the independence thereof; (ii.1.2) the quality of services provided; and (ii.1.3.) the adequacy of services provided to the Company; (ii.2.) the Company’s internal control area; (ii.3.) the Company’s internal audit area; and (ii.4.) the area responsible for the preparation of the Company’s financial statements; (iii) monitor the quality and integrity of: (iii.1.) internal control mechanisms; (iii.2.) the Company’s quarterly information, interim statements and financial statements; and (iii.3.) information and measurements released based on adjusted financial data and non-financial data that add elements not envisaged in the usual structure of reports on financial statements; (iv) evaluate and monitor the Company’s risk exposure, being permitted to request detailed information on policies and procedures for: (iv.1.) management compensation; (iv.2.) the use of the Company's assets; and (iv.3.) expenses incurred on behalf of the Company; (v) evaluate and monitor, with management and the internal audit area, the adequacy of the Company’s transactions with related parties and the respective evidence thereof; (vi) prepare a bi-yearly report, if necessary, and, by mandate, an summarized annual report, to be presented with the financial statements, containing a description of: (vi.1.) the Committee’s activities, including the indication of meetings held and main issues discussed, the results and conclusions reached and recommendations made; and (vi.2.) any situations in which there is a significant diversion between management, independent auditors and the Committee with regards to the Company's financial statements; (vii) assess, monitor and advise the Board of Directors on the correction or improvement of the Company’s internal policies, including related party transaction policy; and (viii) have means to receive and treat information relating to the failure to comply with legal provisions and rules applicable to the Company, besides internal rules and codes, including a provision of specific procedures to protect the provider of information confidentiality.

Article 30 – The People Committee shall be composed of three (3) members, elected and removed by Board of Directors and selected among members of the Board of Directors, all of them with a two (2) year term of office.

Sole Paragraph – The People Committee is in charge of allocating the amount destined as a global allowance to Management, defined at the shareholders’ meeting, among members of each body and its division according to the nature of benefits and in conformity with provisions hereof and its charter.

CHAPTER VI -FISCAL COUNCIL

Article 31 - The Fiscal Council of the Company, with the attributions and powers set forth in the Brazilian Corporation Law, shall be composed of, at least, three (3) and at most five (5) sitting members, and equal number of alternates, shareholders or not, elected at the Shareholders’ Meeting between persons resident in Brazil, as long as they fulfill the position legal requirements.

Paragraph 1 - The Fiscal Council operates on a non-permanent basis, being instated solely by a decision of the Shareholders’ Meeting, in accordance with the provisions provided for by laws and these Bylaws.

Paragraph 2 – The investiture of sitting and alternate members of the Fiscal Council shall be subject to the signature of instrument of investiture which shall be subject to the arbitration clause referred to in Article 39 hereof, as well as the adhesion to the Disclosure of Relevant Information and Securities Trading Policy adopted by the Company, which consolidates the rules to disclose relevant information of the Company to investors and the use of this information by the Company, as well as to comply with applicable legal requirements.

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 CHAPTER VII - FISCAL YEAR, DISTRIBUTIONS AND RESERVES

Article 32 - The Company’s fiscal year shall commence on January 1st and shall end on December 31 of each year. At the end of each fiscal year, the financial statements related to the fiscal year ended shall be drawn up and submitted to the Board of Directors and at the Shareholders’ Meeting.

Sole Paragraph - The financial statements for the year shall include the Management proposal referring to the allocation of the net income, pursuant to the provisions hereof and the Brazilian Corporation Law.

Article 33 – The net income for the year shall have the following allocation: (i) five percent (5%) of the net income shall be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the capital stock, and in the year when the balance of legal reserve plus capital reserves exceeds thirty percent (30%) of the capital stock, the partial allocation of net income for the year to legal reserve shall not be mandatory; (ii) the amount corresponding to reserve for contingencies, pursuant to Article 195 of the Brazilian Corporation Law; (iii) amount corresponding to twenty-five percent (25%) of net income for the year, pursuant to Article 202 of the Brazilian Corporation Law, shall be distributed to shareholders as mandatory dividend; and (iv) the Company will maintain a statutory profit reserve called the “Special Reserve,” whose purpose will be to reinforce the working capital and to finance the maintenance, expansion and development of the activities of the Company and/or its Subsidiaries, including through the subscription in capital increases or the creation of new businesses, which shall be constituted with up to seventy-five percent (75%) of the net income from each fiscal year and whose balance, when added to the balances of the other profit reserves, except the profits to be realized reserve and the contingencies reserve, shall not exceed one hundred percent (100%) of the Company’s paid-up capital stock.

Paragraph 1 - Once the provisions contained in the items of this Article are met, the allocation of the remaining balance will be determined at the Shareholders’ Meeting, based on the Management proposal, in accordance with the provisions of Article 176, Paragraph 3, and Article 196 of the Brazilian Corporations Law, in compliance with the provisions set forth in Article 134, Paragraph 4 of said law. In the event the balance of the profit reserve exceeds the capital stock, the Shareholders’ Meeting shall resolve upon the use of the surplus to pay up or increase the capital stock or to distribute additional dividends to shareholders.

Paragraph 2 – In the year when the amount of mandatory dividend, calculated pursuant to these Bylaws, exceeds the realized amount of net income for the year, the shareholders’ meeting may, as proposed by Management’s bodies, earmark the surplus to the reserve for realizable profit. The amounts recorded in reserve for realizable profit, if not absorbed by subsequent losses, only may be used to pay the mandatory dividend.

Article 34 - Upon resolution of the Board of Directors, the Company may pay interest on capital to its shareholders, which will be attributed to the minimum mandatory dividend provided for in Article 33 above, and for all effects, the dividends distributed by the Company shall compose this amount.

Article 35 - The Company may draw up half-yearly or interim balance sheets and declare, upon resolution of the Board of Directors, dividends to the account of profits verified in these balance sheets, on account of the aggregate amount which shall be distributed at the end of respective fiscal year, observing the limitations provided for by laws. The dividends so declared constitute an anticipation of the mandatory dividend referred to in Article 33 above.

Paragraph 1 - By resolution of the Board of Directors, the Company may up to legal boundaries, declare dividends at the profits reserve account of the last annual or half- yearly balance sheet.

Paragraph 2 - The dividends not claimed by any shareholder within a three-(3) year period as of the date of resolution about their distribution shall revert to the Company and no interest rate shall accrue on this amount.

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CHAPTER VIII – TRANSACTIONS WITH SHARES ISSUED BY THE COMPANY

 Section I – Disposal of Share Control

Article 36 - The sale of the Company’s share direct or indirect control, whether by a single transaction or by successive transactions, shall be implemented under the condition that buyer of control undertakes to conduct, a tender offer involving shares issued by the Company held by other shareholders, according to the conditions and terms provided for by prevailing laws and regulations and the Novo Mercado Rules, so that to ensure them equal treatment given to selling shareholder.

Section II - Public Offering in the event of Acquisition of Relevant Equity Interest

Article 37 - Any shareholder or Group of Shareholders that directly or indirectly acquires the ownership of shares issued by the Company or Other Rights of a Corporate Nature, equal to or greater than ten percent (10%), until January 31, 2028, and fifteen percent (15%) as of February 1, 2028, of the capital stock (“Relevant Equity Interest”), excluding treasury shares for the purposes of this calculation, both by means of a single operation and through various operations, including through the incorporation or incorporation of shares of the Company (“New Relevant Shareholder”), a public offering for the acquisition of all shares and securities convertible into shares owned by the other shareholders of the Company shall be carried out, pursuant of this article (“Tender Offer for Achievement of Relevant Equity Interest” or “OPA”).

Paragraph 1 - For the purpose of verifying the indirect achievement of Relevant Equity Interest, the ownership of all shares with voting rights or Other Rights of a Corporate Nature held by each and every controlling shareholder or Group of Controlling Shareholders, directly or indirectly, until the final natural person beneficiary of the New Relevant Shareholder, shall be counted.

Paragraph 2 - The OPA shall be: (i) addressed indistinctively to all of the Company's shareholders; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined in accordance with the provisions of Paragraph 4 of this article and paid in cash, in national currency; and (iv) instructed with the Company's appraisal report, prepared in accordance with the criteria listed in the specific CVM rules on public offerings for the acquisition of shares, observing the criteria established in Paragraph 4 of this article for setting the minimum price of the offer.

Paragraph 3 - Without prejudice to the fulfillment of the obligations provided for in the applicable regulation, immediately after acquiring or becoming the holder of shares issued by the Company or Other Rights of a Corporate Nature in an amount equal to or greater than ten percent (10%) or fifteen percent (15%) of the capital stock, as the case may be at the time, directly or indirectly, the New Relevant Shareholder shall send a communication to the Investor Relations Officer containing: (a) the information provided for in article 12 of the Instruction CVM No. 358, of January 3, 2002, and in items “i” to “m” of item I of Annex II to CVM Instruction No. 361, of March 5, 2002; (b) information on any Other Rights of a Corporate Nature that he/she has; (c) information on the obligation to carry out the OPA; (d) information on the highest price paid by the New Relevant Shareholder in the twenty-four (24) months preceding the achievement of the Relevant Equity Interest, adjusted by corporate events that occurred after the date of the transaction, such as reverse splits, splits, bonuses, except those related to corporate restructuring transactions, accompanied by a justified demonstration of this price; and (e) the information on the acquisition price per share object of the OPA that the New Relevant Shareholder shall be willing to pay, in accordance with Paragraph 4 of this article (“Tender Offer Price”).

Paragraph 4 - The Tender Offer Price cannot be lower than the result obtained according to the application of the following formula:

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Tender Offer Price = Share Value + Prize, where:

“TENDER OFFER PRICE” corresponds to the acquisition price of each share issued by the Company in the OPA.

“SHARE VALUE” corresponds to the highest value among:

(i)	the economic value per share determined in an appraisal report (“Economic Value Report”), prepared by a financial institution to be determined by the Company's Board of Directors, based on the first ten (10) merger and acquisitions ranking institutions in Brazil by value of operations in the previous year, based upon specialized publication, recognized in the market. The costs of preparing the Economic Value Report must be fully borne by the New Relevant Shareholder. The Economic Value Report shall take into account the economic value of the subsidiaries, investees and other equity interests held by the Company;
(ii)	highest unit price reached by the shares issued by the Company during the period of twenty-four (24) months prior to the realization of the OPA among the values registered in any stock exchange in which such shares are traded; and
(iii)	the highest price paid by the New Relevant Shareholder, during the period of twenty four (24) months prior to the realization of the OPA, for one share or lot of shares issued by the Company.

“PRIZE” corresponds to fifty percent (50%) of the Share Value.

Paragraph 5 - For the purposes of the provisions of Paragraph 4 above, in the case of shares represented by deposit certificates (including shares included in Depositary Receipts programs), the unit price of the share will be determined by dividing: (i) the price of the referred deposit certificate, in the market in which it is traded for by (ii) the number of shares represented by the certificate.

Paragraph 6 - The calculations referred to in the previous paragraph must be carried out with five (5) decimal places, and the final share price must be expressed with two (2) decimal places, observing the following rounding rule: (i) it will be done from the last decimal place to the previous one; (ii) if there are more than five (5) decimal places, rounding will be made from the fifth (5th) decimal place to the previous one; (iii) the figure of the last decimal place or the fifth (5th) decimal place (as the case may be), if equal to or less than five (5) (including zero) will be excluded; and (iv) if the number of the last decimal place or the fifth (5th) decimal place (as the case may be) is greater than five (5), the number of the previous decimal place will be increased by one.

Paragraph 7 - In the event that the New Relevant Shareholder does not comply with the obligations imposed by these Bylaws, including with regard to meeting the deadlines for carrying out the OPA, the New Relevant Shareholder who has not fulfilled any obligation imposed by this article will have its’ rights suspended, pursuant to article 120 of the Brazilian Corporation Law, and the suspension will cease as soon as the obligation is fulfilled.

Paragraph 8 - If the OPA is not legally subject to registration with the CVM, the New Relevant Shareholder shall publish the notice of the OPA within ten (10) business days, counted from the date of the presentation, by the institution or specialized company, of the appraisal report, which must be prepared within thirty (30) days from the date on which the Relevant Equity Interest is reached.

Paragraph 9 - If the OPA is legally subject to registration with the CVM, the New Relevant Shareholder shall request its registration within ten (10) business days, counted from the date of the presentation, by the institution or specialized company, of the appraisal report that must be prepared within thirty (30) days from the date on which the Relevant Equity Interest is reached, and will be obliged to comply with any requests or CVM requirements related to the OPA, within the prescribed time limits in the applicable regulations. The publication of the notice for the OPA must take place within five (5) business days, counted from the date of registration of the OPA by CVM, if applicable.

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Paragraph 10 - The OPA requirement does not apply to the shareholder or Group of Shareholders who reach the Relevant Equity Interest:

I. by means of a public offer for the acquisition of all the shares issued by the Company, provided that a price at least equivalent to the Tender Offer Price has been paid;

II. by subscription of shares made in a primary offer, due to the fact that the amount was not fully subscribed by those who had preemptive rights or that did not have a sufficient number of interested parties in the respective public distribution, provided that the issue price is calculated in accordance with applicable legislation is equal to or higher than the Tender Offer Price;

III.a result of corporate restructuring within the same economic group, including, without limitation, the assignment and/or transfer of shares issued by the Company between parent and subsidiary companies or companies under common control;

IV.as a result of: (i) advance payment of the lawful inheritance, donation or hereditary succession, provided that for the descendant or spouse of a shareholder or Group of Shareholders holding a Relevant Equity Interest; or (ii) transfer to trust or any other entity, having as a beneficiary, directly or indirectly, the shareholder or Group of Shareholders holding a Relevant Equity Interest, their descendants or their spouse; and

V.  as a result of the cancellation or redemption of shares.

Paragraph 11 - The execution of the OPA may be waived by an affirmative vote of shareholders gathered in a Shareholders’ Meeting specially held for this purpose, provided that it is approved by sixty percent (60%) of the members of the Company's Board of Directors, observing the following rules:

I.the Shareholders’ Meeting, if installed on the first call, must have the presence of shareholders representing at least twenty-five percent (25%) of the voting capital and twenty percent (20%) of the total outstanding shares of the Company and, if installed on second call, may count on the presence of any number of shareholders;

II.the exemption of the realization of the OPA will be considered approved with the vote of the absolute majority of the votes of the shareholders present at that General Meeting, whether on first or second call; and

III.the New Relevant Shareholder, as well as the other shareholders who, perhaps, have with him/her an agreement to dispose of their equity interest, will not be able to vote, and their respective shares will not be counted in the deliberation quorum.

Paragraph 12 - The realization of the OPA will not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, conducting a competing tender offer, under the terms of the applicable regulation.

Paragraph 13 - The provisions of this article do not apply (i) to shareholders (and their respective successors) who hold, directly or indirectly, on January 22, 2021, equal or greater participation than the Relevant Equity Interest (“Excepted Shareholders”), (ii) to those shareholders who form a Group of Shareholders with the Excepted Shareholders, while forming a Group of Shareholders, as well as (iii) to shareholders holding an interest equal to or greater than the Relevant Equity Interest through shareholder agreements, provided that such agreements are filed at the Company's headquarters on January 22, 2021.

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Paragraph 14 - For the purposes of these Bylaws, the following terms beginning in capital letters shall have the following meanings:

“Group of Shareholders” means the group of people: (i) bound by contracts or agreements of any nature, including shareholders' agreements, oral or written, either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting together; or (v) that act representing a common interest. Examples of people representing a common interest include: (vi) a person holding, directly or indirectly, an equity interest equal to or greater than ten percent (10%) of the other person's share capital; and (vii) two (2) or more persons who have a common investor who holds, directly or indirectly, an equity interest equal to or greater than ten percent (10%) of the capital of each of the two (2) or more people in question. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universal rights, or any other forms of organization or enterprise, incorporated in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two (2) or more between such entities; (viii) are administered or managed by the same legal entity or by parties related to the same legal entity; or (ix) have in common the majority of their administrators, managers or investment committees (which guide the decisions made by managers and/or administrators), being certain that in the case of investment funds with administrators, managers or investment committees (that guide the decisions taken by the managers and/or administrators) in common, will only be considered as members of a Group of Shareholders those whose decision on the exercise of votes at Shareholders’ Meetings, under the terms of the respective regulations, is considered as the responsibility of the administrator (who guides the decisions made by managers and/or administrators), on a discretionary basis;

“Other Rights of a Corporate Nature” means (i) usufruct over the shares issued by the Company; (ii) any options or rights to purchase, subscribe or exchange, in any capacity, that may result in the acquisition of shares issued by the Company; (iii) any derivatives referenced to shares issued by the Company that provide for the possibility of settlement not exclusively financial; or (iv) any other rights that permanently or temporarily assure shareholder political or equity rights over shares issued by the Company. It is observed that (a) the shares directly held and those referenced by physical settlement derivative financial instruments will be considered together for the purpose of verifying the percentage referred to in the caput of this article and (b) the number of shares referenced in derivative instruments that confer economic exposure to shares cannot be compensated by the number of shares referenced in derivative instruments that produce inverse economic effects.

CHAPTER IX - LIQUIDATION

Article 38 - The Company may not enter into liquidation or dissolution except in the cases provided by law. The Shareholders’ Meeting shall establish the liquidation procedure, as well as appoint the liquidators and the members of the Fiscal Council that shall operate during the liquidation period, establishing their powers and compensation.

CHAPTER X – ARBITRATION

Article 39 - The Company, its shareholders, managers, sitting and alternate members of the Fiscal Council, if any, shall undertake to solve, by means of arbitration, before the Market Arbitration Panel, as provided for in its rules, any and all dispute or controversy which may arise among them, relating to or arising from their condition as issuer, shareholders, managers and members of the Fiscal Council, especially those deriving from provisions set forth in the Brazilian Corporation Law, in Law No. 6,385/76, in the Company´s Bylaws, in the rules published by the National Monetary Council, by the Brazilian Central Bank and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, besides those included in the Novo Mercado Rules, other rules of B3 and the Novo Mercado Listing Agreement.

CHAPTER XI – GENERAL PROVISIONS

Article 40 - The terms defined herein whose meaning is not expressly defined herein or in the Brazilian Corporation Law shall have the meaning attributed thereto by the Novo Mercado Rules.

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